Studsvik®

Datum – Date
December 20, 2002

Ert datum – Your date

Vår referens – Our reference

Er referens – Your reference

02 DEC 30 AM 8:32

02060818

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosures:
Press Release December 11, 2002: Studsvik has signed a special service agreement with Barsebäck and Ringhals
Press Release December 19, 2002: Decision by the arbitration court postponed

Postadress - *Postal address*
Studsvik AB
SE-611 82 Nyköping
SWEDEN

Telefon - *Phone*
Int +46 155 22 10 00
Telefax
Int +46 155 26 30 00
E-post - *E-mail*
studsvik@studsvik.se
Web
www.studsvik.se

Bank
Svenska Handelsbanken
Box 224
SE-611 25 Nyköping, SWEDEN
Konto - *Account*
6601 365 141 232
Swiftcode - HANDSESS

Bankgiro - *Banking account*
5197-4558
Postgiro - *Postal account*
139 05 96-3
Innehar F-skattebevis

Säte - *Registered in*
Stockholm, SWEDEN
Moms reg
04-556501-0997-01
Org no.
556501-0997
VAT no.
SE556501099701

Studsvik®

PRESS RELEASE

Datum – Date

December 19, 2002

Decision by the arbitration court postponed

The arbitration court in the dispute between Studsvik AB's subsidiary Studsvik, Inc. and the consortium Metric Constructors and Duke Engineering (Metric Duke) has requested a delay in reporting its decision. Studsvik and Metric Duke have both accepted the arbitration court's request. The decision is now expected to be presented before the end of January 2003.

Studsvik AB (Publ)

For further information please contact:

Hans-Bertil Håkansson, President and Chief Executive Officer, tel +46 155 22 10 26
or
Jerry Ericsson, Chief Financial Officer, tel +46 155 22 10 32

See also www.studsvik.se

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.

Studsvik®

PRESS RELEASE

Datum – Date

December 11, 2002

Studsvik has signed a special service agreement with Barsebäck and Ringhals

Stensand AB, a wholly-owned subsidiary of Studsvik AB, has signed a four-year special service agreement with the nuclear power plants Barsebäck and Ringhals. The agreement can be extended to a fifth year if the parties so agree. The agreement includes waste management, chemical cleaning, decontamination, human protection services and transportation.

Barsebäck and Ringhals have been customers of Stensand since the start up of both nuclear power plants, but up to now the contracts have been carried out on a current basis by several competing companies. The special service agreement entails some increase in volume for Stensand, since the company is taking over the contracts that up to now have been carried out by competitors.

"Our long experience of special service work at Ringhals and Barsebäck has enabled Stensand, in the face of keen competition, to sign such a long-term agreement, where we are the only contractor for these assignments. This is very favourable, since in this way we have greater opportunities to develop our work from a long-term perspective" says Jan Bjerler, president of Stensand.

"We chose Stensand mainly because they presented a proposal that was entirely in line with what we are looking for. The fact that we have worked together successfully for a long time also means that we have great confidence in Stensand", says Ulf Andersson, group manager of maintenance services for the Ringhals group.

Studsvik AB (Publ)

For further information please contact:
Jan Bjerler, President, Stensand, tel. +46 709 67 70 80.
Ulf Andersson, head of development and service at Ringhals, tel. +46 70 666 79 79.

See also www.studsvik.se

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.